United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Vedanta Limited

(Name of Issuer)

Equity shares, par value Re. 1 per equity share

(Title of Class of Securities)

92242Y100

(CUSIP Number)

Vedanta Resources Limited

Attention: Mr. Deepak Kumar

30 Berkley Square, 4th Floor,

London, W1J 6EX

United Kingdom

+44 20 7499 5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92242Y100	13D	Page 1 of 4 Pages

Explanatory Note

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on September 3, 2014 (as amended to date, the “Statement”), relating to the equity shares, par value Re. 1 per equity share (the “Equity Shares”) of Vedanta Limited (formerly known as Sesa Sterlite Limited), a corporation incorporated under the laws of the Republic of India (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

ITEM 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

On September 23, 2021, the Issuer published a press release announcing its intention to delist its American depositary shares (“ADSs”) representing Equity Shares from the New York Stock Exchange and to terminate its ADS program. The press release also indicated that the Issuer intends to deregister such ADSs and the underlying Equity Shares and terminate its reporting obligations pursuant to the U.S. Securities Exchange Act of 1934, as amended, upon satisfying the relevant criteria.

A copy of the press release is filed as an exhibit to this Statement and is incorporated herein by reference.

ITEM 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

5	Press release (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K furnished to the SEC on September 23, 2021).

CUSIP No. 92242Y100	13D	Page 2 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 23, 2021

VEDANTA RESOURCES LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Company Secretary

VEDANTA RESOURCES HOLDINGS LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Director

TWIN STAR HOLDINGS LIMITED

By:	/s/ Sevin Chendriah
Name:	Sevin Chendriah
Title:	Director

VOLCAN INVESTMENTS LIMITED

By:	/s/ E. Isaac Collie
Name:	E. Isaac Collie
Title:	Director

ANIL AGARWAL DISCRETIONARY TRUST

By:	/s/ E. Isaac Collie
Name:	E. Isaac Collie
Title:	Director of Trustee

CUSIP No. 92242Y100	13D	Page 3 of 4 Pages

CONCLAVE PTC LIMITED

By:	/s/ E. Isaac Collie
Name:	E. Isaac Collie
Title:	Director

FINSIDER INTERNATIONAL COMPANY LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Director

WESTGLOBE LIMITED

By:	/s/ Sevin Chendriah
Name:	Sevin Chendriah
Title:	Director

WELTER TRADING LIMITED

By:	/s/ Alexis Tsielepis
Name:	Alexis Tsielepis
Title:	Director

RICHTER HOLDING LIMITED

By:	/s/ Sanjay Pandit
Name:	Sanjay Pandit
Title:	Director

VEDANTA RESOURCES CYPRUS LIMITED

By:	/s/ Sanjay Pandit
Name:	Sanjay Pandit
Title:	Director

CUSIP No. 92242Y100	13D	Page 4 of 4 Pages

VEDANTA RESOURCES FINANCE LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Director

VEDANTA HOLDINGS MAURITIUS II LIMITED

By:	/s/ Shakill Ahmad Toorabally
Name:	Shakill Ahmad Toorabally
Title:	Director

VEDANTA HOLDINGS JERSEY LIMITED

By:	/s/ Stephanie Rose Marriott
Name:	Stephanie Rose Marriott
Title:	Director

VEDANTA HOLDINGS MAURITIUS LIMITED

By:	/s/ Shakill Ahmad Toorabally
Name:	Shakill Ahmad Toorabally
Title:	Director

ANIL AGARWAL

By:	/s/ Anil Agarwal